SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Annual General Meeting of Shareholders

of Woori Bank for Fiscal Year 2018

The annual general meeting of shareholders of Woori Bank was held on March 27, 2019 and all four agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Agenda:

1.	Approval of financial statements for the fiscal year 2018

2.	Appointment of standing director

- Candidate for standing director : Jung-Sik Oh

3.	Appointment of audit committee member who is not an outside director

- Candidate for member of the audit committee who is not an outside director : Jung-Sik Oh

4.	Approval of the maximum limit on directors’ compensation

•	Agenda details

•	Approval of financial statements of Woori Bank for fiscal year 2018

(units: in millions of KRW, unless indicated otherwise)

< Consolidated – Independent Auditor’s Opinion : No exceptions>

Total Assets	340,447,183	Revenue*	19,940,556
Total Liabilities	318,494,139	Operating Income	2,759,301
Capital Stock	3,381,392	Net Income	2,051,649
Total Shareholder’s Equity	21,953,044	Earnings Per Share (in KRW)	2,796

< Separate – Independent Auditor’s Opinion : No exceptions>

Total Assets	317,392,879	Revenue*	17,611,404
Total Liabilities	296,343,879	Operating Income	2,415,691
Capital Stock	3,381,392	Net Income	1,810,904
Total Shareholder’s Equity	21,049,000	Earnings Per Share (in KRW)	2,466

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income)

•	Cash dividends for fiscal year 2018

(units: in KRW)

Total dividends per common share	650 (4.0% of market price of common stock)
Dividend per class share	—
Total dividend amount	437,626,296,900

•	Appointment of standing director

Name	Date of Birth	Term	Appointment	Career Background
Jung-Sik Oh	July 1956	From the time of appointment at the AGM held in Mar. 2019 to the end of the AGM held in Mar. 2020	Re-appointment	• (Current) Standing Director, Woori Bank • CEO, KB Capital • Executive Vice President, Head of Commercial Business, Citibank

•	Appointment of audit committee member who is not an outside director

Name	Date of Birth	Term	Appointment	Career Background
Jung-Sik Oh	July 1956	From the time of appointment at the AGM held in Mar. 2019 to the end of the AGM held in Mar. 2020	Re-appointment	• (Current) Standing Director, Woori Bank • CEO, KB Capital • Executive Vice President, Head of Commercial Business, Citibank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 27, 2019	By:	/s/ Kyong-Hoon Park
(Signature)
	Name:	Kyong-Hoon Park
	Title:	Deputy President